Exhibit 8.1

SUBSIDIARIES OF TELESAT CORPORATION1

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Telesat Canadaail	Canada
Telesat LEO Holdings ULC	British Columbia
Telesat LEO ULC	British Columbia
Anik Limited Partnership	Manitoba
Lightspeed LEO CanHold Limited Partnership	Manitoba
Lightspeed LEO Limited Partnership	Manitoba
Telesat Can ULC	British Columbia
Telesat CanHold Corporation	British Columbia
Telesat LEO CanHold Corporation	Canada
Telesat Spectrum General Partnership	Ontario
Telesat International Limited	England and Wales
Telesat (IOM) Holdings Limited	Isle of Man

1	Excludes certain subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2025.